(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

April 18, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sally Samuel

RE:	Variable Insurance Products Fund III (the trust):
Balanced Portfolio Dynamic Capital Appreciation Portfolio Growth & Income Portfolio Growth Opportunities Portfolio Growth Strategies Portfolio Mid Cap Portfolio Value Strategies Portfolio (the funds)
File Nos. (033-54837) and (811-07205)
Post-Effective Amendment No. 42

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 42 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 1, 2011, is maintained at the offices of the trust. This filing also includes conformed copies of the manually signed consents of the trust's independent registered public accounting firms, the originals of which are maintained at the offices of the trust.

This filing includes the Prospectuses and Statements of Additional Information for Balanced Portfolio, Dynamic Capital Appreciation Portfolio, Growth & Income Portfolio, Growth Opportunities Portfolio, Growth Strategies Portfolio, Mid Cap Portfolio, and Value Strategies Portfolio. The funds' Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment Nos. 40 and 41. The funds are currently available for investment only by separate accounts of both affiliated and unaffiliated insurance companies to fund their variable life insurance contracts and variable annuity contracts.

The principal purpose of this filing is to update each fund's financial information for the fiscal year ended December 31, 2010.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 41, update standard disclosure, and implement editorial changes.

An effective date of April 30, 2011 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Catherine Conlin
Catherine Conlin
Legal Product Group